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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


                                              COMMISSION FILE NUMBER:    0-25508
                                              CUSIP NUMBER:     74974R107


[ ] Form 10-K and Form 10KSB             [ ] Form 20-F            [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB            [ ] Form N-SAR


For Period Ended:  SEPTEMBER 30, 2002

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:       NOT APPLICABLE.


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PART I--REGISTRANT INFORMATION

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Full Name of Registrant:  RTW, INC. ("REGISTRANT")

Former Name if Applicable:  NOT APPLICABLE.

Address of Principal Executive Office  8500 NORMANDALE LAKE BOULEVARD
(Street and Number):                   SUITE 1400
                                       BLOOMINGTON, MN  55437





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PART II--RULES 12B-25(b) AND (c)

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If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ]   (b)  The subject Form 10-Q will be filed on or before the fifteenth calendar day following the prescribed due date; and

     [ ]   (c)  The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

         On October 7, 2002, RTW, Inc. (RTW) engaged Ernst & Young LLP (E&Y) as its independent public accountants to replace Deloitte & Touche LLP, the Company's former auditors who resigned on September 12, 2002. As of the date of this filing, E&Y has not completed its review of the Company's Report on Form 10-Q for the quarter ended September 30, 2002. The Company is working with E&Y to review the accounting for a reinsurance contract that was entered in the second quarter of 2001, but was effective as of January 1, 2001. As a result, the Company is unable to finalize its results for the quarter ended September 30, 2002 and has delayed the release of its quarterly results. The Company expects to report gross premiums earned of $15.7 million for the quarter ended September 30, 2002, compared to gross premiums earned of $23.4 million for the quarter ended September 30, 2001.

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          (1)   Name and telephone number of person to contact in regard to this notification:

                 J. ALEXANDER FJELSTAD          952               893-0403
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                 (Name)                     (Area Code)       (Telephone Number)





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          (2)   Have all other periodic reports required under Section 13 or
                15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                       [X] Yes                     [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [X] Yes                     [ ] No

                See statement above.





                                       RTW, INC.
                       -----------------------------------------------
                       (Name of Registrant as specified in charter)

        has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


        Date: November 15, 2002     By:  /s/ J. Alexander Fjelstad
                                         --------------------------------
                                         J. Alexander Fjelstad
                                         President and Chief Executive Officer








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